BFS

ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

Thursday, December 19, 2002

02060840

02 DEC 30 AM 9:19

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures: Interim Report – Second Quarter Fiscal 2003

SEC EXEMPTION #82-4245

B·F·S

ENTERTAINMENT & MULTIMEDIA LIMITED

SECOND QUARTER REPORT

For the Three and Six Months
Ended November 2, 2002

BFS VIDEO

AMERICAN HOME TREASURES

Consolidated Statements of Operations

(Unaudited)	13 Weeks Ended		26 Weeks Ended	
For the period ended	**Nov. 2, 2002**	Nov. 3, 2001	**Nov. 2, 2002**	Nov. 3, 2001
Sales	**$ 2,304,829**	$ 2,285,704	**$ 4,142,183**	$ 3,904,292
Cost of goods sold	**763,514**	879,084	**1,466,757**	1,492,348
Gross profit	**1,541,315**	1,406,620	**2,675,426**	2,411,944
Selling expenses	**365,438**	330,143	**668,441**	564,636
Administrative expenses	**495,008**	480,732	**904,494**	859,304
Total selling and administrative expenses	**860,446**	810,875	**1,572,935**	1,423,940
Operating earnings before interest, amortization and income taxes	**680,869**	595,745	**1,102,491**	988,004
Interest expense	**57,340**	73,210	**114,842**	149,215
Operating earnings before amortization and income taxes	**623,529**	522,535	**987,649**	838,789
Amortization of capital assets and deferred development	**140,193**	101,086	**280,387**	202,172
Operating earnings before amortization of AHT Video Library and income taxes	**483,336**	421,449	**707,262**	636,617
Amortization of AHT Video Library	**127,371**	127,371	**254,742**	254,742
Earnings before income taxes	**355,965**	294,078	**452,520**	381,875
Currant income taxes	**196,521**	-	**289,534**	-
Future income taxes	**(48,775)**	-	**(101,450)**	-
Net earnings	**$ 208,219**	$ 294,078	**$ 264,436**	$ 381,875
Operating earnings before interest, amortization and income taxes per share	**$ 0.08**	$ 0.07	**$ 0.14**	$ 0.12
Basic and diluted earnings per share (Note 3a)	**$ 0.03**	$ 0.04	**$ 0.03**	$ 0.05

Consolidated Statements of Retained Earnings

(Unaudited)	13 Weeks Ended		26 Weeks Ended	
For the period ended	**Nov. 2, 2002**	Nov. 3, 2001	**Nov. 2, 2002**	Nov. 3, 2001
Retained earnings – beginning of period	**$ 1,042,048**	$ 531,906	**$ 985,831**	$ 444,109
Net earnings	**208,219**	294,078	**264,436**	381,875
Retained earnings – end of period	**$ 1,250,267**	$ 825,984	**$ 1,250,267**	$ 825,984

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited)*

1. Summary of Significant Accounting Policies

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the corporation's May 4, 2002 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

2. Bank Indebtedness

As of November 2, 2002, the corporation had an operating line of credit in the amount of $2,500,000 (May 4, 2002 – $2,500,000) of which approximately $1,517,000 (May 4, 2002 - $1,064,000) was outstanding at that date. The outstanding portion of the line of credit bears interest at the bank prime rate plus 0.5% per annum payable monthly. A general security providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been pledged as security for this operating line of credit.

3. Capital Stock

(a) Issued and Outstanding

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year	8,054,333	$ 2,159,783
Cancelled pursuant to normal course issuer bid	(32,000)	(10,836)
Balance – end of period	8,022,333	$ 2,148,947

Consolidated Balance Sheets

SEC EXEMPTION #82-4245

As at	**November 2, 2002** *Unaudited*	May 4, 2002 *Audited*
Assets		
Current		
Accounts receivable	**$ 1,944,842**	$ 1,703,685
Inventories	**2,274,801**	1,950,644
Prepaid video royalties	**870,070**	713,949
Prepaid expenses and deposits	**61,409**	69,386
Deferred development costs	**157,736**	172,188
	5,308,858	4,609,852
AHT Video Library	**382,116**	636,858
Loan receivable	**14,000**	28,000
Deferred development costs	**224,675**	204,529
Capital assets	**1,011,229**	957,347
	$ 6,940,878	$ 6,436,586
Liabilities		
Current		
Bank indebtedness (Note 2)	**$ 1,586,087**	$ 1,011,941
Accounts payable and accrued liabilities	**902,586**	1,091,933
Income taxes payable	**266,830**	56,300
Long-term debt due within one year	**375,000**	383,334
Capital lease obligations due within one year	**29,486**	62,741
	3,159,989	2,606,249
Long-term debt	**250,000**	437,500
Capital lease obligations	**18,125**	32,223
Future income taxes	**113,550**	215,000
	3,541,664	3,290,972
Shareholders' Equity		
Capital stock (Note 3)	**2,148,947**	2,159,783
Retained earnings	**1,250,267**	985,831
	3,399,214	3,145,614
	$ 6,940,878	$ 6,436,586

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

The following table sets out the computation of basic and diluted earnings per share:

26 Weeks Ended	**Nov. 2, 2002**	Nov. 3, 2001
Numerator:		
Net earnings available to common shareholders	**$ 264,436**	$ 381,875
Denominator:		
Weighted average shares for basic earnings per share	**8,033,711**	8,047,333
Effect of dilutive securities		
Employee stock option	**8,511**	-
Warrants	**-**	-
	8,511	-
Adjusted weighted average shares and assumed conversions for diluted earnings per share	**8,042,222**	8,047,333
Basic earnings per share	**$ 0.03**	$ 0.05
Diluted earnings per share	**$ 0.03**	$ 0.05

(b) Stock-Based Compensation

Effective January 1, 2002, The Canadian Institute of Chartered Accountants issued new recommendations dealing with stock-based compensation and other stock-based payments. The new recommendations require either the recognition of a compensation expense for grants of stock, stock options and other equity instruments to directors, officers and employees, based on the estimated fair value of the instrument at the grant date, or alternatively, the disclosure of pro-forma net earnings and earnings per share data, as if the stock-based compensation had been recognised in earnings. The corporation has adopted the latter approach.

During the second quarter, the corporation issued 47,500 stock options to two of its directors. Had the corporation elected to recognise the cost of its stock-based compensation based on the estimated fair value of the stock options granted, the corporation's net earnings would have been reduced by $14,725. Net earnings for the six months would have been $249,711 ($0.03 basic and diluted earnings per share). For the second quarter, the net earnings would have been $193,494 ($0.02 basic and diluted earnings per share).

The fair value of each stock option is estimated on the date of grant using the Black-Scholes pricing model with the following assumption – weighted average fair value of options granted during the period of $0.31, expected stock price volatility of 81%, expected dividend rate of 0% and risk-free interest rate ranging from 4.1% to 4.4% over the life of the options.

Consolidated Statements of Cash Flows

(Unaudited)	13 Weeks Ended		26 Weeks Ended	
For the period ended	Nov. 2, 2002	Nov. 3, 2001	Nov. 2, 2002	Nov. 3, 2001
Operating activities				
Net earnings	$ 208,219	$ 294,078	$ 264,436	$ 381,875
Items not affecting cash:				
Future income taxes	(48,775)	-	(101,450)	-
Net decrease (increase) in prepaid royalties	47,462	(199,354)	(156,121)	(226,800)
Forgiveness of loan receivable	-	-	14,000	14,000
Amortization of capital assets	97,147	71,392	194,293	142,784
Amortization of deferred development costs	43,047	29,694	86,094	59,388
Amortization of AHT Video Library	127,371	127,371	254,742	254,742
	474,471	323,181	555,994	625,989
Net changes in non-cash working capital balances (*)	(477,955)	(227,209)	(536,154)	(399,163)
Cash flows provided by (used in) operating activities	(3,484)	95,972	19,840	226,826
Financing activities				
Increase in bank borrowings	319,041	137,917	574,146	623,209
Repayment of capital lease obligations	(20,415)	(17,380)	(47,353)	(37,235)
Repayment of long-term debt	(93,750)	(102,084)	(195,834)	(504,167)
Purchase of common shares for cancellation	(10,836)	-	(10,836)	-
Cash flows provided by financing activities	194,040	18,453	320,123	81,807
Investing activities				
Additions to capital assets	(150,282)	(76,354)	(248,175)	(222,217)
Additions to deferred development costs	(40,274)	(38,071)	(91,788)	(86,416)
Cash flows used in investing activities	(190,556)	(114,425)	(339,963)	(308,633)
Net change in cash and cash equivalents	-	-	-	-
Cash and cash equivalents, beginning and end of period	$ -	$ -	$ -	$ -
Interest on long-term debt	$ 37,437	$ 49,878	$ 78,484	$ 108,685
(*) Components of the net change in non-cash working capital balances related to operations				
Increase in accounts receivable	$ (295,363)	$ (469,977)	$ (241,157)	$ (398,670)
Decrease (increase) in inventories	(190,068)	31,008	(324,157)	(239,286)
Decrease in income taxes recoverable	-	-	-	31,944
Decrease in prepaid expenses and deposits	8,346	31,973	7,977	20,173
Increase (decrease) in accounts payable and accrued liabilities	(177,288)	179,787	(189,347)	186,676
Increase in income taxes payable	176,418	-	210,530	-
	$ (477,955)	$ (227,209)	$ (536,154)	$ (399,163)

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Report to Shareholders

We are pleased to report our unaudited consolidated financial and operating results for the second quarter ended November 2, 2002.

Sales for the first six months were $4,142,183 compared to $3,904,292 during the same period last year. Operating earnings were $1,102,491 ($0.14 per share) compared to $988,004 ($0.12 per share), a 12% increase over the same period last year. Earnings before income taxes were $452,520 compared to $381,875 for the same period last year. Net earnings were $264,436 ($0.03 per share) compared to $381,875 ($0.05 per share) for the same period last year. The current net earnings include a provision for income taxes which was not reflected in the prior year due to available tax losses.

Sales for the second quarter were $2,304,829 compared to $2,285,704 during the same period last year. Operating earnings were $680,869 ($0.08 per share) compared to $595,745 ($0.07 per share) for the same period last year, representing an increase of 14%. Earnings before income taxes were $355,965 compared to $294,078 for the same period last year. Net earnings were $208,219 ($0.03 per share) compared to $294,078 ($0.04 per share) for the same period last year. The current net earnings include a provision for income taxes which was not reflected in the prior year due to available tax losses.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the BFS Video and American Home Treasures video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The Corporation's strategy is to continue to acquire new programming and to expand its distribution channels. The Corporation is also continuing to look for small companies that can be acquired to fit the current business model.

Denis B.E. Donnelly
Chairman, President & CEO
November 27, 2002

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:

INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
Email: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com